

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 28, 2009

<u>VIA U.S. MAIL AND FAX (925) 460-3647</u>

Eugene J. Midlock
Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, California 94588

> **Re:** **The Cooper Companies, Inc.**
> **Form 10-K for the year ended October 31, 2008**
> **Filed December 19, 2008**
> **File No. 001-08597**

Dear Mr. Midlock:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended October 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Estimates and Critical Accounting Policies, page 54

1.   We note your disclosure that goodwill impairment analysis and measurement is a process that requires significant judgment. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management's judgments into accounting for goodwill and intangible assets, please tell us and consider disclosing the following in future filings:

   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

   - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

2.   In a related matter, we see you indicate "as a result of the decline in the price of your common stock in the fiscal fourth quarter 2008 to a value below your per share book value, including goodwill, and given the present stock price volatility and uncertainty surrounding the global economy, you performed an interim goodwill impairment test as of October 31, 2008". Based on the referenced disclosures as well as the current price of your common stock it appears to us you may have reporting units that are at risk of failing step one of the impairment test (see FASB ASC 350-20-35-4 to 8). Accordingly, in future filings please consider providing the following disclosures herein for each reporting unit that is at risk of failing step one of the impairment test:

   - Percentage by which fair value exceeded carrying value as of the date of the most recent test;

   - Amount of goodwill allocated to the reporting unit;

   - Description of the methods and key assumptions used and how the key assumptions were determined;

   - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 1. Summary of Significant Accounting Policies, page 67

Business Combinations, page 69

3.   We note your disclosure that "On individually significant acquisitions, you utilize independent valuation experts to provide a basis in order to refine the purchase price allocation". Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Reclassification, page 73

4.   We note that you revised your financial position for goodwill and accumulated other comprehensive income from amounts reported in your Consolidated Balance Sheet and foreign currency translation adjustment in your Consolidated Statement of Comprehensive Income/(Loss) that were included in your previously filed Annual Report on Form 10-K for the fiscal year ended October 31, 2007, and your Quarterly Reports on Form 10-Q for the periods ended January 31, 2008 and April 30, 2008. Please explain to us in greater detail the nature, facts and circumstances behind this revision. Specifically tell us the dollar amount of the error as of the dates and periods referenced above and why you were not required to revise your Consolidated Statements of Operations for the referenced periods due to the error. Also, tell us how you complied with the guidance and disclosure requirements of FASB ASC 250 in this filing as a result of the referenced revision. Finally, explain to us how you accounted for the revision and cite the applicable U.S. GAAP that supports your accounting.

Form 10-Q for the Quarterly Period Ended July 31, 2009

Note 1. General

5.   We note that you recorded out-of-period adjustments for costs of sales errors that originated prior to fiscal 2009 which were discovered during the current quarter and also note you indicate that error correcting adjustments decreased net income by $3.6 million in your 2009 third fiscal quarter. Please address the following with respect to this matter:

- Explain to us in greater detail the nature, facts and circumstances related to the adjustments, including the reason they occurred.

- Tell us the dates and fiscal periods that contained the original errors and the amount of such errors at each date and for each period. Quantify the materiality of the errors (individually and collectively) to your financial statements as of the dates and for the periods involved.

- Cite the applicable U.S. GAAP that caused you to conclude your prior financial statements were in error and the applicable U.S. GAAP that supports the timing and amount of your error corrections.

- Provide us with your analysis (at each balance sheet date and for each annual and quarterly periods impacted by the errors as well as the correction thereof) of how the guidance at SAB 99 and SAB 108 impacted your materially assessments and conclusions.

- Tell us how you considered and complied with the disclosure requirements under FASB ASC 250-50 as a result of the referenced errors and related corrections.

6. We also note that you recorded a reclassification in your net sales and cost of sales in our Consolidated Statements of Income, revising the amounts originally reported in your Annual Report on Form 10-K for the fiscal year ended October 31, 2008, and our Quarterly Reports on Form 10-Q for the periods ended January 31, 2008, April 30, 2008 and July 31, 2008. We see you disclose the reclassification, which does not impact your gross profit, conforms the prior period net sales and cost of sales to the current period's presentation, in which the gains and losses from derivatives designed as effective hedges are recorded in net sales and cost of sales, depending on the nature of the underlying transaction, as compared to previously, when these gains and losses were designated to be recorded in cost of sales. Please address the following with respect to this matter:

- Explain to us in greater detail how and where in your balance sheet you record the fair value of the related derivatives.

- Tell us why both your prior classification of gains and losses from derivatives and reclassified treatment of such gains and losses complies with U.S. GAAP. Cite the applicable accounting guidance that supports your conclusions.

- Quantify the impact of the reclassification on sales and cost of sales for each period that reflects the reclassification.

- Tell us how you complied with the guidance and disclosure requirements of FASB ASC 250 in this filing as a result of the referenced reclassification.

Eugene J. Midlock
The Cooper Companies, Inc.
October 28, 2009
Page 5

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                        Sincerely,

                                        Jay Webb
                                        Accounting Reviewer